GREENPOWER MOTOR COMPANY INC.

CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

For the Three and Six Months Ended September 30, 2023 and September 30, 2022

(Expressed in US dollars)

(Unaudited)

GREENPOWER MOTOR COMPANY INC. Consolidated Condensed Interim Financial Statements (Expressed in US Dollars) (Unaudited)

September 30, 2023

Unaudited Consolidated Condensed Interim Statements of Financial Position	3

Unaudited Consolidated Condensed Interim Statements of Operations and Comprehensive Loss	4

Unaudited Consolidated Condensed Interim Statements of Changes in Equity	5

Unaudited Consolidated Condensed Interim Statements of Cash Flows	6

Notes to the Unaudited Consolidated Condensed Interim Financial Statements	7 - 22

GREENPOWER MOTOR COMPANY INC. Consolidated Condensed Interim Statements of Financial Position As at September 30, 2023 and March 31, 2023 (Expressed in US Dollars) (Unaudited)

	September 30, 2023	March 31, 2023
Assets
Current
Cash (Note 3)	$1,987,875	$600,402
Accounts receivable, net of allowances (Note 4)	8,039,997	10,273,376
Sales tax receivable	53,443	133,530
Current portion of finance lease receivables (Note 5)	182,161	1,051,873
Promissory note receivable	145,177	159,171
Inventory (Note 6)	35,261,715	41,609,234
Prepaids and deposits	1,191,036	328,584
	46,861,404	54,156,170
Non-current
Finance lease receivables (Note 5)	1,352,338	1,918,483
Right of use assets (Note 7)	4,443,869	4,845,738
Property and equipment (Note 8)	2,319,838	2,604,791
Restricted deposit (Note 9)	405,158	-
Other assets	1	1
	$55,382,608	$63,525,183

Liabilities
Current
Line of credit (Note 10)	$6,562,204	$6,612,232
Accounts payable and accrued liabilities (Note 15)	3,963,171	7,316,267
Current portion of deferred revenue (Note 13)	7,859,965	8,059,769
Loans payable to related parties (Note 15)	2,838,245	3,287,645
Current portion of lease liabilities (Note 7)	676,650	669,040
Current portion of warranty liability (Note 18)	701,573	535,484
Sales tax payable	27,117	-
Current portion of deferred benefit of government assistance (Note 17)	18,780	18,374
Current portion of term loan (Note 17)	1,572	1,467
	22,649,277	26,500,278
Non-current
Deferred revenue (Note 13)	2,935,680	1,938,840
Lease liabilities (Note 7)	4,229,778	4,570,811
Other liabilities	29,982	34,265
Term loan (Note 17)	607,936	608,751
Deferred benefit of government assistance (Note 17)	658,476	667,967
Warranty liability (Note 18)	1,921,494	1,542,265
	33,032,623	35,863,177

Equity
Share capital (Note 11)	76,239,963	75,528,238
Reserves	14,049,178	13,066,183
Accumulated other comprehensive loss	(126,725)	(141,443)
Accumulated deficit	(67,812,431)	(60,790,972)
	22,349,985	27,662,006
	$55,382,608	$63,525,183

Nature and Continuance of Operations and Going Concern - Note 1
Subsequent Events - Note 20

Approved on behalf of the Board on November 13, 2023

/s/ Fraser Atkinson	/s/ Mark Achtemichuk
Director	Director

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.
Consolidated Condensed Interim Statements of Operations and Comprehensive Loss
For the Three and Six Months Ended September 30, 2023 and 2022
(Expressed in US Dollars)
(Unaudited)

	For the three months ended		For the six months ended
	September 30,	September 30,	September 30,	September 30,
	2023	2022	2023	2022

Revenue (Note 16)	$8,440,010	$7,737,459	$26,021,018	$11,588,564
Cost of Sales (Note 7)	7,210,641	6,112,596	22,000,873	8,912,697
Gross Profit	1,229,369	1,624,863	4,020,145	2,675,867

Sales, general and administrative costs
Salaries and administration (Note 15)	2,238,200	1,776,068	4,081,026	3,379,959
Depreciation (Notes 7 and 8)	444,703	290,420	887,470	486,028
Product development costs	322,200	509,555	1,135,099	754,673
Office expense	353,671	103,426	720,327	221,102
Insurance	399,005	321,664	819,186	672,198
Professional fees	569,068	374,475	893,218	687,315
Sales and marketing	155,257	235,725	291,940	602,596
Share-based payments (Notes 12 and 15)	405,470	967,341	1,118,697	2,676,516
Transportation costs	70,109	39,105	123,173	63,840
Travel, accomodation, meals and entertainment	65,207	154,472	270,935	317,077
Allowance / (recovery) for credit losses (Note 4)	193,004	(53,994)	193,013	(25,037)
Total sales, general and administrative costs	5,215,894	4,718,257	10,534,084	9,836,267

Loss from operations before interest, accretion and foreign exchange	(3,986,525)	(3,093,394)	(6,513,939)	(7,160,400)

Interest and accretion	(266,035)	(387,661)	(543,986)	(647,297)
Foreign exchange (loss) / gain	(5,083)	(1,108)	(11,574)	(36)

Loss for the period	(4,257,643)	(3,482,163)	(7,069,499)	(7,807,733)

Other comprehensive income / (loss)
Cumulative translation reserve	(9,205)	(73,086)	14,718	(151,186)

Total comprehensive loss for the period	$(4,266,848)	$(3,555,249)	$(7,054,781)	$(7,958,919)

Loss per common share, basic and diluted	$(0.17)	$(0.15)	$(0.28)	$(0.34)
Weighted average number of common shares outstanding, basic and diluted	24,949,310	23,151,360	24,925,880	23,150,859

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC. Consolidated Condensed Interim Statements of Changes in Equity For the Six Months ended September 30, 2023 and 2022 (Expressed in US Dollars) (Unaudited)

	Share Capital
	Number of			Accumulated other	Accumulated
	Common shares	Amount	Reserves	comprehensive loss	Deficit	Total

Balance, March 31, 2022	23,148,038	$70,834,121	$10,038,816	$(128,436)	$(46,359,308)	$34,385,193

Share issuance costs	-	(6,881)	-	-	-	(6,881)

Shares issued for exercise of options	3,322	15,094	(6,333)	-	-	8,761

Share based payments	-	-	2,676,516	-	-	2,676,516

Fair value of stock options forfeited	-	-	(593,818)	-	593,818	-

Cumulative translation reserve	-	-	-	(151,186)	-	(151,186)

Net loss for the period	-	-	-	-	(7,807,733)	(7,807,733)

Balance, September 30, 2022	23,151,360	$70,842,334	$12,115,181	$(279,622)	$(53,573,223)	$29,104,670

Balance, March 31, 2023	24,716,628	$75,528,238	$13,066,183	$(141,443)	$(60,790,972)	$27,662,006

Shares issued for cash	188,819	520,892	-	-	-	520,892

Share issuance costs	-	(14,904)	-	-	-	(14,904)

Shares issued for exercise of options	45,358	205,737	(87,662)	-	-	118,075

Fair value of stock options forfeited	-	-	(48,040)	-	48,040	-

Share based payments	-	-	1,118,697	-	-	1,118,697

Cumulative translation reserve	-	-	-	14,718	-	14,718

Net loss for the period	-	-	-	-	(7,069,499)	(7,069,499)

Balance, September 30, 2023	24,950,805	$76,239,963	$14,049,178	$(126,725)	$(67,812,431)	$22,349,985

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC. Consolidated Condensed Interim Statements of Cash Flows For the Six Months Ended September 30, 2023 and 2022 (Expressed in US Dollars) (Unaudited)

	September 30	September 30
	2023	2022

Cash flows from (used in) operating activities
Loss for the period	$(7,069,499)	$(7,807,733)
Items not affecting cash
Allowance for credit losses	193,013	(25,037)
Depreciation	887,470	486,028
Share-based payments	1,118,697	2,676,516
Accretion and accrued interest	382,330	355,477
Foreign exchange loss (gain)	11,574	36
Cash flow used in operating activities before changes in working capital	(4,476,415)	(4,314,713)

Changes in working capital:
Accounts receivable	2,233,379	(1,155,789)
Sales tax receivable	80,087	(1,220)
Inventory	7,543,303	(11,158,056)
Prepaids and deposits	(862,452)	85,416
Finance lease receivables	99,290	96,763
Accounts payable and accrued liabilities	(3,353,096)	863,994
Sales tax payable	27,117	-
Deferred revenue	565,621	5,979,401
Warranty liability	545,318	337,081
	2,402,152	(9,267,123)

Cash flows from (used in) investing activities
Purchase of property and equipment	(139,104)	(181,851)
Restricted deposit	(400,000)	-
Acquisition of assets from Lion Truck Body Inc.	-	(215,000)
	(539,104)	(396,851)

Cash flows from (used in) financing activities
(Repayment of) / loans from related parties	(421,166)	2,534,696
Proceeds from (repayment of) line of credit	(50,028)	1,530,811
Payments on lease liabilities	(533,338)	(207,612)
Promissory note receivable	13,994	-
Repayment of other liabilities	(4,282)	-
Proceeds from issuance of common shares	520,892	-
Equity offering costs	(14,904)	(6,881)
Proceeds from exercise of stock options	118,075	8,761
	(370,757)	3,859,775

Foreign exchange on cash	(104,818)	40,730

Net increase (decrease) in cash	1,387,473	(5,763,469)
Cash, beginning of period	600,402	6,888,322
Cash, end of period	$1,987,875	$1,124,853

(The accompanying notes are an integral part of these consolidated condensed interim financial statements)

GREENPOWER MOTOR COMPANY INC.

Notes to the Unaudited Consolidated Condensed Interim Financial

Statements for the Three and Six Months Ended September 30, 2023 and 2022

(Expressed in US Dollars)

(Unaudited – Prepared by Management)

1. Nature and Continuance of Operations and Going Concern

GreenPower Motor Company Inc. ("GreenPower" or the "Company") was incorporated in the Province of British Columbia on September 18, 2007. The Company manufacturer and distributor of purpose-built, all-electric, zero-emission medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector.

The corporate office is located at Suite 240 - 209 Carrall St., Vancouver, Canada.

These consolidated condensed interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the IASB. They do not include all disclosures that would otherwise be required in a complete set of financial statements and should be read in conjunction with our audited financial statements for the year ended March 31, 2023.

The Company's continuing operations are dependent upon its ability to raise capital and generate cash flows. As at September 30, 2023, the Company had a cash balance of $1,987,875 working capital, defined as current assets less current liabilities, of $24,212,127 accumulated deficit of $(67,812,431) and shareholder's equity of $22,349,985. These consolidated condensed interim financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue in existence. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric buses to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations. The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern. Management plans to address this material uncertainty by selling vehicles in inventory, collecting accounts receivable, utilizing the Company's operating line of credit and by seeking potential new sources of financing.

These consolidated condensed interim financial statements were approved by the Board of Directors on November 13, 2023.

2. Significant Accounting Policies

Basis of presentation

GreenPower has applied the same accounting policies and methods of computation in its Consolidated Condensed Interim Financial Statements as in the annual audited financial statements for the year ended March 31, 2023, except for the following which either did not apply to the prior year or are amendments which apply for the current fiscal year.

GREENPOWER MOTOR COMPANY INC.

Notes to the Unaudited Consolidated Condensed Interim Financial

Statements for the Three and Six Months Ended September 30, 2023 and 2022

(Expressed in US Dollars)

(Unaudited – Prepared by Management)

2.  Significant Accounting Policies (Continued)

Adoption of accounting standards

Certain new accounting standards have been published by the IASB that are effective for annual reporting periods beginning on or after January 1, 2023, as follows:

   IFRS 17 - Insurance Contracts
   IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 (Disclosure of Accounting Policies)
   IAS 8 - Accounting policies, Changes in Accounting Estimates and Errors (Definition of Accounting Estimates)
   IAS 12 - Income taxes (Deferred tax related to assets and liabilities arising from a single transaction)

Amendments to these standards did not cause a change to the Company's financial statements.

Future accounting pronouncements

Certain new accounting standards and interpretations have been published by the IASB that are not mandatory for the September 30, 2023 reporting period. The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective. The Company has not early adopted any of these standards and is currently evaluating the impact, if any, that these standards might have on its consolidated condensed interim financial statements.

3. Cash

As at September 30, 2023 the Company has a cash balance of $1,987,875 (March 31, 2023 - $600,402) which is on deposit at major financial institutions in North America. The Company has no cash equivalents as at September 30, 2023 or at March 31, 2023.

4. Accounts Receivable

The Company has evaluated the carrying value of accounts receivable as at September 30, 2023 in accordance with IFRS 9 and has determined that an allowance against accounts receivable of $331,129 as at September 30, 2023 (March 31, 2023 - $139,370) is warranted.

5. Finance Lease Receivable

Greenpower's wholly owned subsidiaries San Joaquin Valley Equipment Leasing Inc. ("SJVEL") and 0939181 BC Ltd. lease vehicles to several customers, and as at September 30, 2023, the Company had a total of 6 (March 31, 2023 - 45) vehicles on lease that were determined to be finance leases and the Company had a total of 1 (March 31, 2023 - 1) vehicle on lease that was determined to be an operating lease. The reduction of 39 finance leases between March 31, 2023 and September 30, 2023 was due to the repossession of 37 vehicles previously under finance lease (Note 6, Note 19), and due to 2 finance leases that reached maturity. During the three and six months ended September 30, 2023, the Company entered into nil finance leases (three and six months ended September 30, 2022 - nil).

GREENPOWER MOTOR COMPANY INC.

Notes to the Unaudited Consolidated Condensed Interim Financial

Statements for the Three and Six Months Ended September 30, 2023 and 2022

(Expressed in US Dollars)

(Unaudited – Prepared by Management)

5. Finance Lease Receivables (Continued)

As at September 30, 2023, the remaining payments to be received on Finance Lease Receivables are as follows:

30-Sep-23
Year 1	$323,759
Year 2	326,612
Year 3	339,231
Year 4	309,000
Year 5	731,750
less: amount representing interest income	(495,853)
Finance Lease Receivable	$1,534,499
Current Portion of Finance Lease Receivable	$182,161
Long Term Portion of Finance Lease Receivable	$1,352,338

6. Inventory

The following is a listing of inventory as at September 30, 2023 and March 31, 2023:

	September 30, 2023	March 31, 2023
Work in Process and Parts	$19,333,132	$9,737,474
Finished Goods	15,928,583	31,871,760
Total	$35,261,715	$41,609,234

The Company's finished goods inventory is primarily comprised of EV Stars, EV Star Cab and Chassis, BEAST Type D school buses, and Nano BEAST Type A school buses.

During the three months ended September 30, 2023, $6,562,846 of inventory was included in cost of sales (September 30, 2022 - $6,095,657), and there were no writedowns of inventory in either period. During the six months ended September 30, 2023, a total of 37 vehicles that were previously under finance lease were repossessed and the estimated fair value of the vehicles of $1,256,567 is included in finished goods inventory. During the six months ended September 30, 2023, $20,761,114 of inventory was included in cost of sales (September 30, 2022 - $8,839,088), and there were no writedowns of inventory in either period.

GREENPOWER MOTOR COMPANY INC.

Notes to the Unaudited Consolidated Condensed Interim Financial

Statements for the Three and Six Months Ended September 30, 2023 and 2022

(Expressed in US Dollars)

(Unaudited – Prepared by Management)

7. Right of Use Assets and Lease Liabilities

The Company has recorded Right of Use Assets and Lease Liabilities in its consolidated statement of financial position related to properties for which the Company has entered into lease agreements that expire in more than one year at the inception of the leases. These leases are in a single class of Right of Use Assets, whose carrying value at September 30, 2023 was $4,443,869 (March 31, 2023 - $4,845,738). Rental payments on the Right of Use Assets are discounted using an 8.0% rate of interest and capitalized on the Consolidated Statement of Financial Position as Lease Liabilities. The value of the Right of Use Assets is determined at lease inception and include the capitalized lease liabilities, incorporate upfront costs incurred and incentives received, and  the value is depreciated over the term of the lease. For the three months ended September 30, 2023 the Company incurred interest expense of $95,904 (2022 - $36,745) on the Lease Liabilities, recognized depreciation expense of $195,177 (2022 - $139,203) on the Right of Use Assets and made total rental payments of $260,419 (2022 - $125,042). For the six months ended September 30, 2023, the Company incurred interest expense of $194,087 (2022 - $39,274) on the Lease Liabilities, recognized depreciation expense of $396,871 (2022 - $202,135) on the Right of Use Assets and made total rental payments of $533,338 (2022 - $207,612).

GreenPower entered into a Contract of Lease-Purchase with the South Charleston Development Authority for a property located in South Charleston, West Virginia during the year ended March 31, 2023. The terms of the lease required no cash up front and monthly lease payments that start May 1, 2023. GreenPower is eligible for up to $1,300,000 forgiveness on the lease, calculated on a pro-rata basis for the employment of up to 200 employees by December 31, 2024. GreenPower is also eligible for additional forgiveness of $500,000 for every 100 employees above the first 200. Title to the property will be transferred to GreenPower once total lease payments and the amount of the forgiveness reach $6.7 million. The lease liability recorded for this lease at lease inception was not reduced to reflect contingently forgivable amounts due to the uncertainty of the attainment of employment levels required to realize these lease liability reduction benefits as at the inception of the lease.

The following table summarizes changes in Right of Use Assets between March 31, 2023 and September 30, 2023:

Right of Use Assets, March 31, 2023	$4,845,738
Depreciation	(402,423)
Transfer to deposit	(5,000)
Additions during the period	5,554

Right of Use Assets, September 30, 2023	$4,443,869

GREENPOWER MOTOR COMPANY INC.

Notes to the Unaudited Consolidated Condensed Interim Financial

Statements for the Three and Six Months Ended September 30, 2023 and 2022

(Expressed in US Dollars)

(Unaudited – Prepared by Management)

7. Right of Use Assets and Lease Liabilities (continued)

The following table summarizes changes in Right of Use Assets between March 31, 2022 and March 31, 2023:

Right of Use Assets, March 31, 2022	$116,678
Additions	4,968,446
Additions in acquisition	448,512
Depreciation	(571,793)
Removal	(101,105)
Transfer to deposit	(15,000)

Right of Use Assets, March 31, 2023	$4,845,738

The following table shows the remaining undiscounted payments on lease liabilities, interest on lease liabilities and the carrying value of lease liabilities.

September 30, 2023
1 year	$1,026,306
thereafter	$5,927,352
less amount representing interest expense	$(2,047,230)
Lease liabilities	$4,906,428
Current Portion of Lease Liabilities	$676,650
Long Term Portion of Lease Liabilities	$4,229,778
Lease Liabilities	$4,906,428

8. Property and Equipment

The following is a summary of changes in Property and Equipment for the six months ended September 30, 2023:

Property and Equipment, March 31, 2023	$2,604,791
plus: purchases	139,104
plus: transferred from inventory	60,783
less: depreciation	(485,092)
plus: foreign exchange translation	252
Property and Equipment, September 30, 2023	$2,319,838

GREENPOWER MOTOR COMPANY INC.

Notes to the Unaudited Consolidated Condensed Interim Financial

Statements for the Three and Six Months Ended September 30, 2023 and 2022

(Expressed in US Dollars)

(Unaudited – Prepared by Management)

8. Property and Equipment (continued)

The following is a summary of changes in Property and Equipment for the twelve months ended March 31, 2023:

Property and Equipment, March 31, 2022	$3,443,317
plus: purchases	355,992
plus: acquired in acquisition	268,252
less: sold	(801,317)
less: depreciation	(662,152)
plus: foreign exchange translation	699
Property and Equipment, March 31, 2023	$2,604,791

9. Restricted deposit

On June 23, 2023 the Company agreed to pledge a $400,000 term deposit as security for an irrevocable standby letter of credit issued by the commercial bank to an insurance company that is providing the Company with a surety bond to support the Company's importation of goods to the United States. The term deposit has a term of one year and earns interest at a fixed rate of 4.9%. The surety bond was issued on June 28, 2023, has a term of one year and is automatically renewable for successive one-year terms unless cancelled by the bank with 45 days' notice or cancelled by the surety bond provider. The Company expects that the restricted deposit will be held as security for the standby letter of credit for a period of greater than one year.

10. Line of Credit

The Company's primary bank account denominated in US dollars is linked to its Line of Credit such that funds deposited to the bank account reduce the outstanding balance on the Line of Credit. As at September 30, 2023 the Company's Line of Credit had a credit limit of up to $8,000,000 (March 31, 2023 - $8,000,000). The Line of Credit bears interest at the bank's US Base Rate (September 30, 2023 - 9.0% plus 2.0% margin, March 31, 2023 - 8.0% plus 1.5% margin).

The Line of Credit is secured by a general floating charge on the Company's assets and the assets of one of its subsidiaries, and one of the Company's subsidiaries has provided a corporate guarantee. Two directors of the Company have provided personal guarantees for a total of $5,020,000. The Line of Credit contains customary business covenants such as maintenance of security, maintenance of corporate existence, and other covenants typical for a corporate operating line of credit, and the Line of Credit has one financial covenant, to maintain a current ratio greater than 1.2:1, for which the Company is in compliance as at September 30, 2023 and March 31, 2023. In addition, the availability of the credit limit over $5,000,000 is subject to margin requirements of a percentage of finished goods inventory and accounts receivable. As of September 30, 2023 the Company had a drawn balance of $6,562,204 (March 31, 2023 - $6,612,232) on the Line of Credit.

GREENPOWER MOTOR COMPANY INC.

Notes to the Unaudited Consolidated Condensed Interim Financial

Statements for the Three and Six Months Ended September 30, 2023 and 2022

(Expressed in US Dollars)

(Unaudited – Prepared by Management)

11. Share Capital

Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

Issued

During the six months ended September 30, 2023 the Company issued a total of 45,358 shares pursuant to the exercise of stock options, and 188,819 shares through the Company's ATM. During the six months ended September 30, 2022, the Company issued a total of 3,322 common shares from the exercise of options.  As at September 30, 2023 and March 31, 2023 the Company had no shares held in escrow. During the six months ended September 30, 2023, and 2022 the Company recorded $14,904, and $6,881 respectively, in share issuance costs on its Consolidated Condensed Interim Statements of Changes in Equity in regards to the issuance of shares.

At the Market Offering

In September 2022, the Company filed a prospectus supplement to its short form base shelf prospectus, pursuant to which the Company may, at its discretion and from time to time, sell common shares of the Company for aggregate gross proceeds of up to US$20,000,000. The base shelf prospectus was filed in October 2021, and was effective for a period of 25 months until November 2023.

The sale of common shares under the prospectus supplement is to be made through ATM distributions on the NASDAQ stock exchange. During the six months ended September 30, 2023, the Company sold 188,819 common shares under the ATM program for gross proceeds of $520,892 before transaction fees.

The Company incurred approximately $15,000 in professional fees and other direct expenses in connection with the ATM, which was included in share issuance costs for the six months ended September 30, 2023 ($6,881 - September 30, 2022).

12. Stock Options

The Company has two incentive stock option plans whereby it grants options to directors, officers, employees, and consultants of the Company, the 2023 Equity Incentive Plan (the "2023 Plan") which was adopted in order to grant awards to people in the United States, and the 2022 Equity Incentive Plan (the "2022 Plan").

2023 Plan

Effective February 21, 2023, GreenPower adopted the 2023 Plan which was approved by shareholders at our AGM on March 28, 2023 in order to grant stock options or non-stock option awards to people in the United States. Under the 2023 Plan GreenPower can issue stock options that are considered incentive stock options, which are stock options that qualify for certain favorable tax treatment under U.S. tax laws. Nonqualified stock options are stock options that are not incentive stock options.

GREENPOWER MOTOR COMPANY INC.

Notes to the Unaudited Consolidated Condensed Interim Financial

Statements for the Three and Six Months Ended September 30, 2023 and 2022

(Expressed in US Dollars)

(Unaudited – Prepared by Management)

12. Stock options (continued)

The aggregate fair market value on the date of grant of Shares with respect to which incentive stock options are exercisable for the first time by an optionee subject to tax in the United States during any calendar year must not exceed US$100,000, or such other limit as may be prescribed by the Internal Revenue Code. Non-stock option awards mean a right granted to an award recipient under the 2023 Plan, which may include the grant of stock appreciation rights, restricted awards or other equity-based awards. No stock options have been issued under the 2023 Plan as at September 30, 2023.

2022 Plan

Effective April 19, 2022 GreenPower adopted the 2022 Equity Incentive Plan (the "2022 Plan"), which was further ratified on February 21, 2023, and which replaced the 2019 Plan. Under the 2022 Plan the Company can grant equity-based incentive awards in the form of stock options ("Options"), restricted share units ("RSUs"), performance share units ("PSUs") and deferred share units ("DSUs"). RSU's, DSU's and PSU's are collectively referred to as "Performance Based Awards". The 2022 Plan is a Rolling Plan for Options and a fixed-plan for Performance-Based Awards such that the aggregate number of Shares that: (i) may be issued upon the exercise or settlement of Options granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements), shall not exceed 10% of the Company's issued and outstanding Shares from time to time, and (ii) may be issued in respect of Performance-Based Awards granted under the 2022 Plan (and all of the Company's other Security-Based Compensation Arrangements) shall not exceed 2,467,595. No performance-based awards have been issued as at September 30, 2023 or as at September 30, 2022. The 2022 Plan is considered an "evergreen" plan, since Options which have been exercised, cancelled, terminated, surrendered, forfeited or expired without being exercised shall be available for subsequent grants under the 2022 Plan and the number of awards available to grant increases as the number of issued and outstanding Shares increases.

Stock Option Plans from Prior Periods

On May 14, 2019, the Company replaced the 2016 Plan with a Rolling Stock Option Plan (the "2019 Plan"). Under the terms of the 2019 Plan, the aggregate number of Options that can be granted under the 2019 Plan cannot exceed ten (10%) of the total number of issued and outstanding Shares, calculated on a non-diluted basis. The exercise price of options granted under the 2019 Plan may not be less than the minimum prevailing price permitted by the TSXV policies with a maximum term of 10 years. On March 9, 2016, the shareholders approved the previous stock option plan which initially allowed for the issuance of up to 1,491,541 shares and which was subsequently further increased to allow up to 2,129,999 shares to be issued under the plan (the "2016 Plan"). Prior to the adoption of the 2016 Plan, the Company had adopted an incentive stock option plan (the "Plan"), whereby it could grant options to directors, officers, employees, and consultants of the Company.

GREENPOWER MOTOR COMPANY INC.

Notes to the Unaudited Consolidated Condensed Interim Financial

Statements for the Three and Six Months Ended September 30, 2023 and 2022

(Expressed in US Dollars)

(Unaudited – Prepared by Management)

12. Stock options (continued)

The Company had the following incentive stock options granted under the 2022 Plan, the 2019 Plan, and 2016 Plan that are issued and outstanding as at September 30, 2023:

		Exercise	Balance				Forfeited	Balance
Expiry Date		Price	March 31, 2023		Granted	Exercised	or Expired	September 30, 2023
May 4, 2023	CDN	$3.50	57,144		-	(42,858)	(14,286)	-
November 30, 2023	CDN	$3.01	50,000		-	-	-	50,000
February 12, 2024	CDN	$3.50	71,787		-	-	-	71,787
January 30, 2025	CDN	$2.59	254,640		-	-	(5,714)	248,926
February 11, 2025	CDN	$8.32	50,000		-	-	-	50,000
July 3, 2025	CDN	$4.90	16,071		-	-	(1,072)	14,999
November 19, 2025	US	$20.00	300,000		-	-	-	300,000
December 4, 2025	US	$20.00	20,000		-	-	-	20,000
May 18, 2026	CDN	$19.62	73,275		-	-	(8,825)	64,450
December 10, 2026	CDN	$16.45	553,500		-	-	(26,500)	527,000
July 4, 2027	CDN	$4.25	15,000		-	-	-	15,000
November 2, 2027	US	$2.46	10,000		-	-	-	10,000
February 14, 2028	CDN	$3.80	645,000		-	(2,500)	(5,000)	637,500
March 28, 2028	CDN	$2.85	100,000		-	-	(50,000)	50,000
Total outstanding			2,216,417		-	(45,358)	(111,397)	2,059,662
Total exercisable			1,265,128					1,476,299
Weighted Average
Exercise Price (CDN$)			$10.72	$		$3.52	$7.55	$11.05
Weighted Average Remaining Life			3.4 years					3.0 years

As at September 30, 2023, there were 435,419 stock options available for issuance under the 2023 Plan and 2022 Plan, and 2,467,595 performance based awards available for issuance under the 2023 Plan and the 2022 Plan. During the six months ended September 30, 2023:

   the Company issued 45,358 common shares pursuant to the exercise of stock options at a weighted average exercise price of CDN$3.52 per share for gross proceeds of CDN$159,503.
   14,286 stock options exercisable at CDN$3.50 per share expired unexercised.
   97,111 stock options exercisable at a weighted average share price of $8.14 were forfeited.
   During the six months ended September 30, 2023, the Company incurred share-based compensation expense with a measured fair value of $1,118,697 (September 30, 2022 - $2,676,516). The fair value of the options granted and vested were recorded as share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Profit and Loss.

GREENPOWER MOTOR COMPANY INC.

Notes to the Unaudited Consolidated Condensed Interim Financial

Statements for the Three and Six Months Ended September 30, 2023 and 2022

(Expressed in US Dollars)

(Unaudited – Prepared by Management)

13. Deferred Revenue

The Company recorded Deferred Revenue of $10,795,645 for deposits received from customers for the sale of all-electric vehicles and parts which were not delivered as at September 30, 2023 (March 31, 2023 - $9,998,609).

	Six months ended	Year ended
	September 30, 2023	March 31, 2023
Deferred Revenue, beginning balance	$9,998,609	$6,514,712
Additions to deferred revenue during the period	3,777,143	11,576,344
Deposits returned	(231,415)	(302,298)
Revenue recognized from deferred revenue	(2,748,692)	(7,790,149)

Deferred Revenue, end of period	$10,795,645	$9,998,609
Current portion of deferred revenue	$7,859,965	$8,059,769
Long term portion of deferred revenue	$2,935,680	1,938,840
Total	$10,795,645	$9,998,609

14. Financial Instruments

The Company's financial instruments consist of cash, accounts receivable, promissory note receivable, finance lease receivables, restricted deposit, line of credit, loans payable to related parties, term loan, accounts payable and accrued liabilities, other liabilities and lease liabilities.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2: Inputs other than quoted prices that are observable for the asset or liabilities either directly or indirectly; and

Level 3: Inputs that are not based on observable market data

The fair value of the Company's financial instruments approximates their carrying value, unless otherwise noted.

The Company has exposure to the following financial instrument-related risks.

Credit risk

The Company's exposure to credit risk is on its cash, accounts receivable, promissory note receivable, and on its finance lease receivables and restricted deposit. The maximum exposure to credit risk is their carrying amounts in the consolidated statement of Financial Position.

The Company's cash is comprised of cash bank balances. The Company's restricted deposit is an interest-bearing term deposit. Both cash and the restricted deposit are held in major financial institutions in Canada and the United States with a high credit quality and therefore the Company is exposed to minimal credit risk on these assets. The Company assesses the credit risk of its

GREENPOWER MOTOR COMPANY INC.

Notes to the Unaudited Consolidated Condensed Interim Financial

Statements for the Three and Six Months Ended September 30, 2023 and 2022

(Expressed in US Dollars)

(Unaudited – Prepared by Management)

14. Financial Instruments (continued)

account receivable and finance lease receivables and promissory note receivable at each reporting period end and on an annual basis. As at September 30, 2023 three customers (September 30, 2022 - two) had accounts receivable balances that were more than 10% of the company's total accounts receivable balance, and collectively these customers represented 63.3% (September 30, 2022 - 87.7%) of the Company's AR balance. As at September 30, 2023 the Company recognized an allowance for credit losses of $331,129, against its accounts receivable (March 31, 2023 - $139,370) (Note 4).

Liquidity risk

The Company tries to ensure that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company's cash balances and available liquidity on the Company's $8 million operating line of credit. The Company's cash is invested in bank accounts at major financial institutions in Canada and the United States and is available on demand. The continuation of the Company as a going concern is dependent on future cash flows from operations including the successful sale and manufacture of electric vehicles to achieve a profitable level of operations and obtaining necessary financing to fund ongoing operations.  The Company's ability to achieve its business objectives is subject to material uncertainty which casts substantial doubt upon the Company's ability to continue as a going concern (Note 1). The Company will continue to rely on additional financings to further its operations and meet its capital requirements.

Market risks

Market risk is the risk of loss that may arise from changes in market factors such as interest rates and foreign exchange. The Company is exposed to interest rate risk with respect to its Line of Credit (Note 10). The Company is exposed to foreign exchange risk as it conducts business in both the United States and Canada. Management monitors its foreign currency balances, but the Company does not engage in any hedging activities to reduce its foreign currency risk.

At September 30, 2023, the Company was exposed to currency risk through the following financial assets and liabilities in CDN Dollars:

Cash	$70,089
Accounts Receivable	$151,357
Sales tax receivable	$169,228
Prepaids and deposits	$73,184
Finance lease receivable	$73,856
Accounts payable and accrued liabilities	$(469,658)
Related party loan and interest payable	$(3,837,541)

The CDN/USD exchange rate as at September 30, 2023 was $0.7396 (March 31, 2023 - $0.7389). Based on the net exposure and assuming all other variables remain constant, a 10% change in the appreciation or depreciation of the Canadian dollar relative to the US dollar would result in a change of approximately $279,000 to net income/(loss).

GREENPOWER MOTOR COMPANY INC.

Notes to the Unaudited Consolidated Condensed Interim Financial

Statements for the Three and Six Months Ended September 30, 2023 and 2022

(Expressed in US Dollars)

(Unaudited – Prepared by Management)

15. Related Party Transactions

A summary of compensation and other amounts paid to directors, officers and key management personnel is as follows:

	For the Three Months Ended
	Sept 30, 2023	Sept 30, 2022
Salaries and Benefits (1)	$175,722	$148,647
Consulting fees (2)	185,814	141,250
Non-cash Options Vested (3)	254,087	563,771
Total	$615,623	$853,668

	For the Six Months Ended
	Sept 30, 2023	Sept 30, 2022
Salaries and Benefits (1)	$288,957	$272,757
Consulting fees (2)	270,814	226,250
Non-cash Options Vested (3)	705,779	1,569,373
Total	$1,265,550	$2,068,380

1) Salaries and benefits incurred with directors and officers are included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

2) Consulting fees included in Salaries and administration on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss are paid to the Chairman and CEO for management consulting services, as well as Director's Fees paid to GreenPower's four independent directors.

3) Amounts recognized for related party stock-based compensation are included in Share-based payments on the Consolidated Condensed Interim Statements of Operations and Comprehensive Loss.

Accounts payable and accrued liabilities at September 30, 2023 included $252,581 (March 31, 2023 - $208,215)  owed to officers, directors, and companies controlled by officers and directors, and shareholders, which is non-interest bearing, unsecured and has no fixed terms of repayment.

During the year ended March 31, 2023, the Company received loans totaling CAD$3,670,000 and US$25,000 from a company that is beneficially owned by the CEO and Chairman of the Company, and CAD$250,000 was loaned to the Company from a company beneficially owned by a Director of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date.

GREENPOWER MOTOR COMPANY INC.

Notes to the Unaudited Consolidated Condensed Interim Financial

Statements for the Three and Six Months Ended September 30, 2023 and 2022

(Expressed in US Dollars)

(Unaudited – Prepared by Management)

15. Related Party Transactions (continued)

During the six months ended September 30, 2023 no additional related party loans were received by the Company, and the CAD $250,000 loan plus accrued interest from a company beneficially owned by a Director of the Company was repaid, and the US$25,000 loan from a company that is beneficially owned by the CEO and Chairman of the Company was repaid.

The remaining loans from a company that is beneficially owned by the CEO and Chairman of the Company matured on March 31, 2023, however the principal balance is outstanding as at September 30, 2023. During the six months ended September 30, 2023, $194,276 of interest was expensed on related party loans (September 30, 2022 - $76,972). The Company has agreed to grant the lenders a general security assignment on the assets of GreenPower Motor Company Inc., which will be subordinated to any security assignment of senior lenders.

A director of the Company and the Company's CEO and Chairman have each provided personal guarantees of $2,510,000, or $5,020,000 in total to support the Company's $8 million operating line of credit (Note 10).

16. Segmented information and supplemental cash flow disclosure

The Company operates in one reportable operating segment, being the manufacture and distribution of all-electric medium and heavy-duty vehicles serving the cargo and delivery market, shuttle and transit space and school bus sector.

The Company's revenues allocated by geography for the three months ended September 30, 2023 and 2022 are as follows:

	For the Three Months Ended
	September 30, 2023	September 30, 2022

United States of America	$7,775,988	$7,729,141
Canada	664,022	8,318

Total	$8,440,010	$7,737,459

The Company's revenues allocated by geography for the six months ended September 30, 2023 and 2022 are as follows:

	For the Six Months Ended
	September 30, 2023	September 30, 2022

United States of America	$25,083,663	$11,418,796
Canada	937,355	169,768

Total	$26,021,018	$11,588,564

GREENPOWER MOTOR COMPANY INC.

Notes to the Unaudited Consolidated Condensed Interim Financial

Statements for the Three and Six Months Ended September 30, 2023 and 2022

(Expressed in US Dollars)

(Unaudited – Prepared by Management)

16. Segmented Information and Supplemental Cash Flow Disclosure (continued)

As at September 30, 2023 and March 31, 2023, over 95% of the of the Company's consolidated non-current assets, being property and equipment and right of use assets, are located in the United States.

The Company's cash payments of interest and taxes during the six months ended September 30, 2023 and 2022 are as follows:

	For the six months ended
	September 30, 2023	September 30, 2022
Interest paid	$276,542	$250,123
Taxes paid	$-	$-

17. Term Loan and Deferred Benefit of Government Assistance

As part of the acquisition of Lion Truck Body Inc. that closed on July 7, 2022, the Company agreed to assume a term loan from the seller, with principal outstanding of approximately $1.5 million as at June 30, 2023, an interest rate of 3.75%, a maturity in May 2050, and fixed monthly payments. The carrying value of the term loan is determined by discounting the remaining payments at a market rate of interest. The carrying value of the term loan as at September 30, 2023 is $609,508 (March 31, 2023 - $610,218). The below market rate of interest on the loan represents the deferred benefit of government assistance, the carrying value of which is $677,256 as at September 30, 2023 (March 31, 2023 - $686,341).

18. Warranty Liability

The Company generally provides its customers with a base warranty on its vehicles including those covering brake systems, lower-level components, fleet defect provisions and battery-related components. The majority of warranties cover periods of five years, with some variation depending on the contract. Management estimates the related provision for future warranty claims based on historical warranty claim information as well as recent trends that might suggest past cost information may differ from future claims. This assessment relies on estimates and assumptions about expenditures on future warranty claims.

Actual warranty disbursements are inherently uncertain, and differences may impact cash expenditures on these claims. It is expected that the Company will incur approximately $701,573 in warranty costs within the next twelve months, with disbursements for the remaining warranty liability incurred after this date. An accrual for expected future warranty expenditures is recognized in the period when the revenue is recognized from the associated vehicle sale, and is expensed in Product Development Costs in the Company's Sales, general and administrative costs.

GREENPOWER MOTOR COMPANY INC.

Notes to the Unaudited Consolidated Condensed Interim Financial

Statements for the Three and Six Months Ended September 30, 2023 and 2022

(Expressed in US Dollars)

(Unaudited – Prepared by Management)

18. Warranty Liability (continued)

The following table summarizes changes in the warranty liability over the six months ended September 30, 2023 and the year ended March 31, 2023:

	Six Months Ended	Year Ended
	September 30, 2023	March 31, 2023

Opening balance	$2,077,750	$1,042,983
Warranty additions	867,770	1,375,673
Warranty disbursements	(322,517)	(339,349)
Warranty expiry	-	-
Foreign exchange translation	64	(1,557)
Total	$2,623,067	$2,077,750

Current portion	$701,573	$535,484
Long term portion	1,921,494	1,542,265
Total	$2,623,067	$2,077,749

19. Litigation and Legal Matters

The Company has filed a civil claim against the prior CEO and Director of the Company in the Province of British Columbia, and the prior CEO and Director of the Company has filed a response with a counterclaim for wrongful dismissal in the Province of British Columbia. The prior CEO and Director of the Company also filed a similar claim in the state of California in regards to this matter, and this claim has been stayed pending the outcome of the claim in British Columbia. There has not been a resolution on the British Columbia claim or counterclaim, or the California claim as at September 30, 2023.

In addition, a company owned and controlled by a former employee who provided services to a subsidiary company of GreenPower until August 2013 filed a claim for breach of confidence against GreenPower in July 2020, and this claim has not been resolved as at September 30, 2023. The Company has not booked a provision for the claims or the counterclaim as it does not believe there is a remote or estimable material financial impact as at September 30, 2023.

During April 2023 the Company repossessed 27 EV Stars and 10 EV Star CC's which were previously on lease, after the leases were terminated following a notice of default that was not cured. In addition, the Company repossessed 1 EV Star from the same customer due to non-payment. During May 2023 this customer filed a claim in the state of California against the Company and a subsidiary of the Company, to which GreenPower has filed a response which will be heard by the court in January 2024.

GREENPOWER MOTOR COMPANY INC.

Notes to the Unaudited Consolidated Condensed Interim Financial

Statements for the Three and Six Months Ended September 30, 2023 and 2022

(Expressed in US Dollars)

(Unaudited – Prepared by Management)

20. Subsequent Events

On October 3, 2023, 3,571 common shares were issued at CAD$2.59 per share for gross proceeds of CAD$9,249 pursuant to the exercise of stock options.